UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

As previously disclosed in the Annual Report on Form 20-F (the “Original Form 20-F”) of NWTN Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2023, in September 2022, the Company and Al Ataa Investment LLC (“Al Ataa”) entered into subscription agreement (the “Subscription Agreement”) for Al Ataa’s $200 million investment into the Company. Following the execution of the Subscription Agreement, in September 2022, seven shareholders of the Company (the “Pledgors”) and Al Ataa entered into a pledge agreement (the “Pledge Agreement”), pursuant to which, among other things, the shareholders agreed to support Al Ataa’s PIPE investment in the Company by (i) reimbursing Al Ataa, in cash, for any loss in investment upon sale, if the sales price is lower than the $10.26 book value, for a period of 24 months following closing, and (ii) guaranteeing Al Ataa with a minimum 15% annual return on its remaining holding of Company shares based on the $10.26 book value for a period of 24 months following closing, to be paid, in cash, on a semi-annual basis. As additional consideration for Al Ataa’s investment into the Company, the Pledgors agreed to transfer an aggregate of 11,216,072 Class B ordinary shares of the Company owned by the Pledgors to Al Ataa. The transfers of those shares are expected to be completed by the end of July 2024.

In connection with the Pledge Agreement, on November 29, 2022, the Company, First Abu Dhabi Bank PJSC, as escrow agent, and an affiliate entity of Al Ataa entered into an escrow agreement for $100 million (the “Escrow Funds”) to support the Pledgors’ obligations under the Pledge Agreement (the “Escrow Agreement” and, together with the Pledge Agreement, the “Al Ataa Support Agreements”). Although the Al Ataa Support Agreements did not specify that such Escrow Funds were remitted on behalf of the Pledgors, it is the understanding of the parties that the Company has lent the Escrow Funds to the Pledgors to support their cash obligations to Al Ataa. At the time of this report, the parties are in the process of formalization the understanding, including promissory notes to be executed by the Pledgors for the benefit of the Company, in the aggregate amount of $100 million, pursuant to which the Pledgors undertake to repay the Escrow Funds to the Company. In accordance with SAB 4E “Receivables from Sales of Stock,” the receivables from the Pledgors through the promissory note should be presented in the balance sheet as a deduction from shareholders’ equity.

In the Original Form 20-F and the Company’s Form 6-K filed with the SEC on January 5, 2024 (the “Half-Year Report”), the Pledgors’ obligations to Al Ataa pursuant to the Al Ataa Support Agreements were treated as shareholders’ obligations and were not reflected as a Company expense in the Company’s financial statements in such reports, although the Company disclosed the agreements. On July 19, 2024, the audit committee of the board of directors (the “Audit Committee”) and the management of the Company, after discussion with Marcum Asia CPAs LLP, the Company’s independent registered public accounting firm (“Marcum”), concluded that the audited financial statements for the year ended December 31, 2022 (the “Annual Period”), which were included in the Original Form 20-F, and the unaudited financial statements for the six months ended June 30, 2023 (the “Interim Period,” which, together with the Annual Period, the “Affected Periods”), which were included in the Half-Year Report, should no longer be relied upon and should be restated to reflect the appropriate accounting treatment for the Pledgors’ borrowings from the Company to satisfy their guarantee obligations at the Affected Periods under the Agreements. In accordance with SAB topic 5T “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s),” the 11,216,072 Class B ordinary shares of the Company that the Pledgors agreed to transfer to Al Ataa, reimbursing Al Ataa for its loss in investment upon sale, and the minimum 15% guaranteed annual return on Al Ataa’s remaining holding should be reflected as an expense in the Company’s financial statements with a corresponding credit to contributed (paid-in) capital.

The following table summarizes the estimated financial impact of the Al Ataa Support Agreements for the Affected Periods and future periods through September 30, 2024, based on the terms of the transaction amongst Al Ataa, the Company and the Pledgors as described above.

The impact from each financial item is derived as follows:

●	11,216,072 Class B ordinary shares transfer @ 11/14/22 stock price * total shares

●	Reimbursing Al Ataa for its loss in investment upon sale: stock price at each reporting date * shares eligible for sale – Al Ataa’s book value of eligible shares. For all periods presented, the eligible shares are 19,493,177 shares, as disclosed in the Original Form 20-F.

●	15% guaranteed annual return on Al Ataa’s remaining holding: stock price at each reporting date * Al Ataa’s stockholdings – Al Ataa’s book value of eligible shares. For all periods presented, the eligible shares are 19,493,177 shares, as disclosed in the Original Form 20-F.

	$ in millions	Year Ended	6-Months Ended	Year Ended	6-Months Ended	9-Months Ending
Financial Statement Line-Items	Financial Items	12/31/2022	6/30/2023	12/31/2023	6/30/2024	9/30/2024 (1)
Financing Expenses (+ represents increase - represents decrease)	11,216,072 Shares transfer	30	-	-	-	-
	Reimbursing Al Ataa for its loss in investment upon sale	-	-	48	129	(177)

	15% guaranteed annual return on Al Ataa’s remaining holding	-	15	15	15	15

Total Financing Expenses		30	15	63	144	(162)

Additional Paid-in Capital (+ represents increase - represents decrease)	Financial Items above in total	30	15	63	144	(162)

	Shareholders’ receivables from Promissory Note	(100)	-	-	-	-
Total impact on Paid in Capital		(70)	15	63	144	(162)

(1)	The Pledge Agreement expires in September 2024. Liabilities accrued under for “reimbursing Al Ataa for its loss in investment upon sale” expire without recourse on September 23, 2024, and previously recognized loss associated with the decrease of Company’s stock price will be reversed.

Accordingly, the Company intends to restate its financial statements for the Affected Periods in its Original Form 20-F and its Half-Year Report as soon as reasonably practicable.

As disclosed in the Original Form 20-F, the Company had material weaknesses in its internal controls over financial reporting relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. generally accepted accounting principles (“GAAP”) and SEC reporting and compliance requirements and (ii) a lack of an effective review by management for the year end accounting close and reporting. The errors in the Company’s financial statements for the Affected Periods, as described in this report, were largely attributable to weak controls at the time when the Al Ataa Support Agreements became effective. The Company had concluded that its internal control over financial reporting was not effective as of December 31, 2023. In view of the material weaknesses in the Company’s internal control over financial reporting, the Company had hired a qualified financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to oversee the accounting closing and financial reporting. The Company had performed additional work to obtain assurance regarding the reliability of its financial statements. However, the Company still has substantial work remaining to remedy these material weaknesses, and the Company is in the process of further developing a remediation plan to address its control deficiencies.

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "seeks," "projects," "intends," "plans," "may," "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding the Company’s intentions, beliefs or current expectations concerning the Company’s performance, business and future events. Such forward-looking statements are based on management’s expectations, beliefs and forecasts concerning future events impacting the Company. You are cautioned that any such forward-looking statements are not guarantees of future performance or results of operations and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause actual results to differ materially from the from the plans, objectives, expectations, estimates and intentions expressed or implied by such forward-looking statements. The forward-looking statements made in this report speak only as of the date hereof and the Company disclaims any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in the Company’s expectations or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2024	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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